Exhibit 99.1

Descartes Acquires MK Data Services LLC
Acquisition Adds Comprehensive Denied Party Screening Trade Data and Solutions

WATERLOO, Ontario, July 20, 2015 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce via the Global Logistics Network (GLN), announced that it has acquired MK Data Services LLC (“MK Data”), a leading US-based provider of denied party screening trade data and solutions.

Denied party screening is essential for minimizing business risk today. Governments of various countries, as well as international organizations, maintain a variety of lists of people, organizations and countries that it is restricted or prohibited to do business with. This includes customers, suppliers, employees and business partners for business processes such as contracting, shipping and payment.
Denied party screening is of critical importance in shipping and international trade. Often, the burden of compliance with these business restrictions is placed on those involved in the logistics of a shipment, such as the exporting business, the logistics intermediary / freight forwarder or the transportation carrier. Penalties for non-compliance have included civil fines, revocation of export privileges and criminal charges. In addition, since penalties are published publicly, non-compliance with these trade restrictions can bring with it tremendous reputational damage.

For over 20 years, MK Data has provided comprehensive technology solutions that help more than 900 businesses comply with these restrictions by screening for transactions with specified parties. As an existing business partner of Descartes with a connection to the GLN, MK Data’s technology screens shipments against a comprehensive, frequently updated international database of restricted parties. MK Data’s proprietary matching algorithms, which customers can sensitivity-adjust to suit their own risk concerns, flag potential compliance issues for prompt resolution. Like Descartes’ Customs Info trade data content, MK Data’s content also powers leading Global Trade Management (GTM) systems, and can be integrated with Customer Relationship Management (CRM) and Enterprise Resource Planning (ERP) systems to enable customers to implement a comprehensive trade compliance program.

"The Global Logistics Network is the logical place for multi-national shippers, logistics intermediaries and transportation carriers to screen for compliance with international trade restrictions," said Edward J. Ryan, Descartes' CEO. "Over 11,000 customers use the GLN to manage and execute shipments every day across various modes of transportation, countries of origin and destination and commodities. Our combination with MK Data is truly a unifying acquisition for our business, as trade compliance is both an individual and shared interest of every single participant on the GLN."

"With highly-recurring revenues and close relationships with GTM system providers, MK Data has been a growing, high-margin business with increasing relevance to the trade community," said Allan Brett, Descartes' Chief Financial Officer. "MK Data’s solution has flexibility that enables targeted screening of individual shipment transactions over the GLN as well as ongoing compliance screening of our customers’ own roster of prospects, customers and suppliers."

MK Data is headquartered in Columbia, Maryland. The purchase price for the acquisition was approximately US $76.3 million in cash plus the assumption of approximately US $7.2 million of contingent and other cash

The Descartes Systems Group Inc.  |  TSX: DSG |NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com

payment liabilities. Descartes intends to provide further information relating to the acquisition in its public conference call relating to its second quarter fiscal 2016 (Q2FY16) financial results, currently anticipated to be in early September 2015. The acquisition is not expected to contribute materially to Descartes' revenues or Adjusted EBITDA for Q2FY16.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 220,000 connected parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About MK Data

For more information about MK Data, visit www.mkdataservices.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc.  |  TSX: DSG |NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com